

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2015

Via E-mail
Ms. Rina Paniry
Chief Financial Officer
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, CT 06830

> **Re:** **Starwood Property Trust, Inc.**
> **Form 10-K**
> **Filed February 25, 2015**
> **File No. 001-34436**

Dear Ms. Paniry:

We have reviewed your April 8, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2015 letter.

Form 10-K for the Year Ended December 31, 2014

Consolidated Balance Sheets, page 91

1.    We have reviewed your responses to comments 3 and 4. We are considering your responses and we may have further comments.

Consolidated Statements of Operations, page 92

2.    We note your response to comment 4. Please confirm to us the nature of the $212,506 and $116,377 recorded as income of consolidated VIEs, net in 2014 and 2013, respectively. If this represents the change in fair value of your economic interest in consolidated VIEs, please consider using a more descriptive label in future filings.

Form 10-Q for the quarter ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

3.      We note your response to comment 1.  As previously requested, please disclose the weighted average yield on your investment assets, or tell us where this disclosure has been provided.  Please also include a discussion of any trends in the weighted average yield on assets and weighted average borrowing costs for those assets.

        You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 with any questions.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Senior Assistant Chief Accountant